EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	September 30, 2008

Income from continuing operations before provision for income taxes and fixed charges (Note A)	$92,531,264

Fixed charges:
Interest on long-term debt	$34,533,037
Interest on short-term debt	1,850,072
Interest on note payable to securitization trust	4,250,000
Other interest	1,140,351
Rental expense representative of an interest factor (Note B)	5,314,761

Total fixed charges	$47,088,221

Ratio of earnings to fixed charges	1.97	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).